# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Repay Holdings Corp, CIK 0001720592
CUSIP: 76029L100
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 3060 Peachtree Road NW, Suite 1100, Atlanta, Georgia (GA), 30305
Date of event which requires filing of this statement: 03/12/2026
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Filed by CIK 0001539281
Persons authorized to receive notices and communications: Robert MacArthur, c/o Forager Fund, L.P., 2025 3rd Avenue North, Suite 350, Birmingham, Alabama (AL), 35203, (205) 383-4763

## Reporting persons
- Forager Fund, L.P. (CIK 0001539281): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 8,600,000; shared voting power 0; sole dispositive power 8,600,000; shared dispositive power 0; aggregate amount beneficially owned 8,600,000 (10% of the class)
- Forager Capital Management, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 8,600,100; shared voting power 0; sole dispositive power 8,600,100; shared dispositive power 0; aggregate amount beneficially owned 8,600,100 (10% of the class)
- Edward Kissel: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 8,600,100; sole dispositive power 0; shared dispositive power 8,600,100; aggregate amount beneficially owned 8,600,100 (10% of the class)
- Robert MacArthur: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 8,600,100; sole dispositive power 0; shared dispositive power 8,600,100; aggregate amount beneficially owned 8,600,100 (10% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Name of issuer: Repay Holdings Corp
Address of issuer's principal executive offices: 3060 Peachtree Road NW, Suite 1100, Atlanta, Georgia (GA), 30305
Comment:
This Schedule 13D (this "Schedule 13D") is filed by the Reporting Persons (as defined below) with respect to the Class A Common Stock, par value $0.0001 per share (the "Common Stock"), of Repay Holdings Corporation, a Delaware corporation (the "Issuer").

The Reporting Persons previously reported beneficial ownership of shares of the Issuer described herein on the Schedule 13G, filed on January 23, 2026 (as amended, the "Schedule 13G"). This Schedule 13D represents the initial statement on Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission with respect to shares of the Issuer and amends and supersedes the Schedule 13G.

## Item 2. Identity and Background
Name of person filing: Forager Fund, L.P., a Delaware limited partnership (the "Fund"), Forager Capital Management, LLC, a Delaware limited liability company (the "GP"), Edward Kissel ("Mr. Kissel") and Robert MacArthur ("Mr. MacArthur" and, together with the Fund, the GP, and Mr. Kissel, the "Reporting Persons").
Residence or business address: The principal business address for each of the Reporting Persons is 2025 3rd Avenue North, Suite 350, Birmingham, AL 35203.
Present principal occupation or employment: The principal business of the GP is acting as the sole general partner of the Fund. The principal business of the Fund is investing in securities. The present principal occupation or employment of each of Messrs. Kissel and MacArthur is as a Managing Partner of the GP. Each of Mr. Kissel and Mr. MacArthur has voting and investment discretion with respect to the securities held by the Fund and the GP.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Citizenship: The Fund and the GP are each organized under the laws of the State of Delaware, and each of Mr. Kissel and Mr. MacArthur is a citizen of the United States.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The Reporting Persons acquired beneficial ownership of an aggregate of 8,600,100 shares of Common Stock for $30,384,501.33 using working capital from the Fund and the GP. No borrowed funds were used to acquire the reported securities.

The information set forth in Items 4 and 5 of this Schedule 13D is incorporated by reference herein.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons acquired the shares of Common Stock for investment purposes. The Reporting Persons intend to review their investment in the Issuer on an ongoing basis and, in the course of their review, may take actions (including through one or more of their affiliates) with respect to their investment or the Issuer, including communicating with the board of directors of the Issuer (the "Board"), members of management or other security-holders of the Issuer, or other third parties from time to time, and taking steps to explore, prepare for or implement a course of action, including, without limitation, engaging advisors, including legal, financial, regulatory, technical and/or industry advisors, to assist in any review, evaluating strategic alternatives as they may become available and entering into confidentiality, standstill or other similar agreements with the Issuer, its subsidiaries and/or any advisors or third parties. Such discussions and other actions may relate to various alternative courses of action, including, without limitation, those related to an extraordinary corporate transaction (including, but not limited to a merger, take-private, reorganization or liquidation) involving the Issuer or any of its subsidiaries; business combinations involving the Issuer or any of its subsidiaries; a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; material asset purchases; the formation of joint ventures with the Issuer or any of its subsidiaries or the entry into other material projects; changes in the present business, operations, strategy, future plans or prospects of the Issuer, financial or governance matters; acting as a participant in debt or equity financings of the Issuer or any of its subsidiaries; changes to the capitalization, ownership structure, dividend policy, business or corporate structure or governance documents of the Issuer; de-listing or de-registration of the Issuer's securities, or any action similar to those enumerated above.

The Reporting Persons may participate in an auction or similar process regarding any such courses of action (including, but not limited to, an extraordinary corporate transaction) with respect to the Issuer or its subsidiaries, including submitting an indication of interest, letter of intent, term sheet, offer letter or other similar expression of interest regarding an acquisition of additional or all of the Issuer's securities and in connection therewith; engaging advisors; communicating with the Issuer, its subsidiaries and other third parties (including various advisors), taking actions regarding prospective financing for any such course of action, including, without limitation, exchanging information, negotiating terms and entering into commitment letters and related agreements and/or any other similar agreements; and preparing, revising, negotiating and entering into agreements with the Issuer and its subsidiaries. Such discussions and actions may be preliminary and exploratory in nature, and not rise to the level of a plan or proposal.

The Reporting Persons or their affiliates may seek to acquire securities of the Issuer, including common stock and/or other equity, debt, notes or other financial instruments related to the Issuer or the common stock (which may include rights or securities exercisable or convertible into securities of the Issuer), and/or sell or otherwise dispose of some or all of such Issuer securities or financial instruments (which may include distributing some or all of such securities to such Reporting Person's respective members, stockholders, partners or beneficiaries, as applicable, transferring shares of common stock to affiliated transferees, or the entry into a total return swap, asset swap or repurchase transaction) from time to time, in each case, in open market or private transactions, block sales or otherwise. The Reporting Persons may engage from time to time in ordinary course transactions with financial institutions with respect to the securities described herein.

Any transaction that any of the Reporting Persons or their affiliates may pursue may be made at any time and from time to time without prior notice and will depend on a variety of factors, including, without limitation, the price and availability of the Issuer's securities or other financial instruments; an ongoing evaluation of the Issuer's business, financial condition, operations and prospects; general industry and economic conditions; the securities markets in general; tax considerations; the Reporting Persons' or such affiliates' trading and investment strategies, other investment and business opportunities, applicable legal and/or contractual restrictions and liquidity requirements; and other factors deemed relevant by such Reporting Persons and such affiliates.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The percentages of beneficial ownership reported in this Item 5, and on each Reporting Person's cover page to this Schedule 13D, are based on a total of 85,880,982 shares of Common Stock issued and outstanding as of March 4, 2026, as reported in the Issuer's annual report on Form 10-K for the fiscal year ended December 31, 2025. All of the share numbers reported herein are as of March 12, 2026, unless otherwise indicated. Each Reporting Person's cover page to this Schedule 13D is incorporated by reference into this Item 5(a, b).
Number of shares as to which each person has sole or shared power to vote or dispose:
The Reporting Persons, in the aggregate, beneficially own 8,600,100 shares of Common Stock of the Issuer, representing approximately 10.0% of such class of securities. The beneficial ownership of each Reporting Person is as follows: (i) the Fund beneficially owns 8,600,000 shares of Common Stock representing approximately 10.0% of the class; (ii) the GP, as the sole general partner of the Fund, beneficially owns 8,600,100 shares of Common Stock representing approximately 10.0% of the class; (iii) Mr. Kissel, as a managing partner of the GP, beneficially owns 8,600,100 shares of Common Stock representing approximately 10.0% of the class; and (iv) Mr. MacArthur, as a managing partner of the GP, beneficially owns 8,600,100 shares of Common Stock representing approximately 10.0% of the class.

Each of the Fund and the GP has the sole power to vote and dispose of the shares of Common Stock beneficially owned by such entity (as described above). Each of Mr. Kissel and Mr. MacArthur has the shared power to vote and dispose of the shares of Common Stock beneficially owned by such person (as described above).

The filing of this statement shall not be construed as an admission by any Reporting Person that such person is, for the purposes of sections 13(d) or 13(g) of the Exchange Act, the beneficial owner of any securities covered by this statement.
Transactions in the class effected during the past sixty days:
Except as otherwise described in this Schedule 13D, no Reporting Person, other than the Fund and the GP as set forth in the tables below, effected any transaction in the Common Stock from January 11, 2026 (the date 60 days prior to the filing of this Schedule 13D) to March 12, 2026:

Fund:

Date of Purchase Shares Purchased(#) Purchase Price per Share ($)
01/12/26 75,400 $3.82
01/13/26 100,000 $3.59
01/14/26 19,337 $3.56
01/15/26 230,663 $3.61
01/16/26 208,771 $3.55
01/20/26 121,076 $3.47
01/21/26 23,407 $3.47
01/22/26 196,746 $3.65
01/23/26 195,223 $3.59
01/26/26 33,270 $3.50
01/27/26 150,889 $3.46
01/28/26 230,702 $3.52
01/29/26 131,571 $3.49
01/30/26 158,345 $3.53
02/02/26 38,778 $3.52
02/03/26 285,259 $3.38
02/04/26 10,501 $3.33
02/04/26 175,963 $3.37
02/05/26 127,126 $3.33
02/06/26 10,333 $3.34
02/09/26 252,040 $3.27
02/10/26 36,151 $3.35
02/11/26 79,576 $3.28
02/12/26 74,273 $3.12
02/13/26 123,867 $3.02
02/17/26 26,133 $3.07
02/18/26 79,300 $3.15
02/19/26 95,802 $3.14
02/20/26 241,399 $3.24
02/23/26 193,499 $3.10
02/24/26 250,000 $2.95
02/25/26 100,000 $2.98
02/26/26 157,510 $2.95
02/27/26 142,490 $2.85
03/02/26 100,000 $2.90
03/03/26 60,000 $2.91

GP:

Date of Purchase Shares Purchased (#) Purchase Price per Share ($)
02/11/2026 100 $3.26

The above-listed transactions were conducted in the ordinary course of business on the open market for cash, and the purchase prices do not reflect brokerage commissions paid.
Other persons with the right to receive dividends or sale proceeds: No one other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock reported herein as beneficially owned by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information provided in Item 4 is incorporated by reference herein.

Except as otherwise described in this Schedule 13D, including the Exhibits attached hereto, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons, or between the Reporting Persons and any third party, with respect to any securities of the Issuer, including, but not limited to, those involving the transfer or voting of securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
99.1* Joint Filing Agreement, dated as of March 12, 2026, by and among the Reporting Persons

* Filed herewith.

## Signatures
- Forager Fund, L.P.: /s/ Robert MacArthur, Robert MacArthur, Managing Partner (03/12/2026)
- Forager Capital Management, LLC: /s/ Robert MacArthur, Robert MacArthur, Managing Partner (03/12/2026)
- Edward Kissel: /s/ Edward Kissel, Edward Kissel (03/12/2026)
- Robert MacArthur: /s/ Robert MacArthur, Robert MacArthur (03/12/2026)